Caledonia Mining Appoints New Nominated Adviser

Toronto, Ontario - December 4, 2007:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces that it has changed its Nominated Adviser and Broker, under the AIM Rules, from Seymour Pierce to RBC Capital Markets, with immediate effect.

For more information, please contact:

Stefan Hayden

Alex Buck

Andrew Smith/ Johanna Virtanen

President & CEO

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 (0)20 7029 7882

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.